Share Dealing Code
(Adopted by a resolution of the Directors on 25 May 2011)

ALLIED GOLD MINING PLC

Contents

Allied Gold Mining PLC

Share Dealing Code

1 Introduction

Allied Gold Mining PLC (the **Company**) is listed on the London Stock Exchange, the Australian Securities Exchange and the Toronto Stock Exchange.

The Company has adopted the following code on share dealing (the **Share Dealing Code**). Its purpose is to ensure that restricted persons (as defined below) do not abuse, and do not place themselves under suspicion of abusing, inside information (as defined below) that they may be thought to have, especially in periods leading up to an announcement of the Company's results. The Share Dealing Code imposes restrictions on dealing in the securities of the Company (as defined below) beyond those imposed by law.

Nothing in this Share Dealing Code sanctions a breach of section 118 (Market abuse) of the UK Financial Services and Markets Act 2000 (the **Act**), the insider dealing provisions of the UK Criminal Justice Act or any other relevant legal or regulatory requirements. The provisions of this Share Dealing Code are separate from and are in addition to the legal prohibitions in the Australian *Corporations Act 2001* (Cth) on insider trading.

Failure to comply with this Share Dealing Code is a serious disciplinary matter and may constitute a civil or criminal offence.

Compliance with this Share Dealing Code is a condition of appointment or engagement for any director or employee (each as defined below).

2 Definitions

In this Share Dealing Code the following definitions, in addition to those contained in the Listing Rules of the UK Listing Authority, apply unless the context requires otherwise:

(a) *close period* means:

(i) the period of 60 days immediately preceding a preliminary announcement of the Company's annual results or, if shorter, the period from the end of the relevant financial year up to and including the time of announcement; or

(ii) the period of 60 days immediately preceding the publication of its annual financial report or if shorter the period from the end of the relevant financial year up to and including the time of such publication; and

(iii) if the Company reports on a half yearly basis, the period from the end the relevant financial period up to and including the time of such publication; and

(iv) if the Company reports on a quarterly basis, the period of 30 days immediately preceding the announcement of the quarterly results or, if shorter, the period from the end of the relevant financial period up to and including the time of the announcement;

(b) *connected person* has the meaning given in section 96B(2) of the Act (Persons discharging managerial responsibilities and connected persons);

(c) *deal* or *dealing* includes:

(i) any acquisition or disposal of, or agreement to acquire or dispose of any of the securities of the Company;

(ii) entering into a contract (including a contract for difference) the purpose of which is to secure a profit or avoid a loss by reference to fluctuations in the price of any of the securities of the Company;

(iii) the grant, acceptance, acquisition, disposal, exercise or discharge of any option (whether for the call, or put or both) to acquire or dispose of any of the securities of the Company;

(iv) entering into, or terminating, assigning or novating any stock lending agreement in respect of the securities of the Company;

(v) using as security, or otherwise granting a charge, lien or other encumbrance over the securities of the Company;

(vi) any transaction, including a transfer for nil consideration, or the exercise of any power or discretion effecting a change of ownership of a beneficial interest in the securities of the Company; or

(vii) any other right or obligation, present or future, conditional or unconditional, to acquire or dispose of any securities of the Company;

(d) *director* means a director of the Company;

(e) *employee* means an employee of the Company and any of its subsidiaries;

(f) *executive* means a person who has power to make, or participates in making, decisions affecting the future development and business prospects of the Company or otherwise affecting the whole or a significant part of the business of the Company;

(g) *FSA* means the UK Financial Services Authority;

(h) *inside information* means information of a precise nature which:

(i) is not generally available;

(ii) relates, directly or indirectly, to the Company or securities of the Company; and

(iii) would, if generally available, be likely to have a significant effect on the price of securities in the Company or on the price of any related investments.

(i) *prohibited period* means:

(i) any close period; or

(ii) any period when there exists any matter which constitutes inside information in relation to the Company;

(j) *restricted person* means:

(i) a director;

(ii) an executive;

(iii) the Company secretary;

(iv) an employee who has access to inside information relating, directly or indirectly, to the Company, including an employee that assists with the monthly financial accounting process; or

(v) any other person determined by the Board who is likely to be in possession of unpublished price sensitive information;

(k) *securities of the Company* means any publicly traded or quoted securities of the Company or any member of its group or any securities that are convertible into such securities, whether ordinary shares, preference shares, debentures, convertible notes and other equity investments that may be issued by the Company or any member of its group; and

(l) *subsidiary* or *subsidiaries* of the Company means any company or undertaking directly or indirectly controlled by the Company, and for this purpose "*control*" means either the ownership of more than 50 per cent. of the equity share capital (or equivalent rights of ownership) of such company or undertaking or the power which enables the Company to direct or influence the policies and management of such company or undertaking, whether by contract or otherwise.

3 Dealings not subject to the provisions of this Share Dealing Code

The following dealings are not subject to the provisions of this Share Dealing Code:

(a) undertakings or elections to take up entitlements under a rights issue or other offer (including an offer of securities of the Company in lieu of a cash dividend);

(b) the take up of entitlements under a rights issue or other offer (including an offer of securities of the Company in lieu of a cash dividend);

(c) allowing entitlements to lapse under a rights issue or other offer (including an offer of securities of the Company in lieu of a cash dividend);

(d) the sale of sufficient entitlements nil-paid to take up the balance of the entitlements under a rights issue;

(e) undertakings to accept, or the acceptance of, a takeover offer;

(f) dealing where the beneficial interest in the relevant security of the Company does not change;

(g) transactions conducted between a restricted person and their spouse, civil partner, child or step-child (within the meaning of section 96B(2) of the Act);

(h) transfers of shares arising out of the operation of an employees' share scheme into a savings scheme investing in securities of the Company following:

(i) exercise of an option under an approved SAYE option scheme; or

(ii) release of shares from a HM Revenue and Customs approved share incentive plan;

(i) with the exception of a disposal of securities of the Company received by a restricted person as a participant, dealings in connection with the following employees' share schemes;

(i) an HM Revenue and Customs approved SAYE option scheme or share incentive plan, under which participation is extended on similar terms to all or most employees of the participating companies in that scheme; or

(ii) a scheme on similar terms to a HM Revenue and Customs approved SAYE option scheme or share incentive plan, under which participation is extended on similar terms to all or most employees of the participating companies in that scheme;

(j) the cancellation or surrender of an option under an employees' share scheme;

(k) transfers of the securities of the Company by an independent trustee of an employees' share scheme to a beneficiary who is not a restricted person;

(l) transfers of securities of the Company already held by means of a matched sale and purchase into a saving scheme or into a pension scheme in which the restricted person is a participant or beneficiary;

(m) an investment by a restricted person in a scheme or arrangement where the assets of the scheme (other than a scheme investing only in the securities of the Company) or arrangement are invested at the discretion of a third party;

(n) a dealing by a restricted person in the units of an authorised unit trust or in shares in an open-ended investment Company; and

(o) bona fide gifts to a restricted person by a third party.

4 General rule

A director or employee must not deal in any securities of the Company:

(a) in contravention of any relevant insider dealing laws; or

(b) for short term speculative gain.

5 Dealing by restricted persons

A restricted person must not deal in any securities of the Company without obtaining clearance to deal in advance in accordance with paragraph 6 of this Share Dealing Code.

6 Clearance to deal

(a) A director (other than the chairman or chief executive) or company secretary must not deal in any securities of the Company without first notifying the chairman (or a director designated by the board for this purpose) and receiving clearance to deal from him.

(b) The chairman must not deal in any securities of the Company without first notifying the chief executive and receiving clearance to deal from him or, if the chief executive is not present, without first notifying the senior independent director, or a committee of the board or other officer of the Company nominated for that purpose by the chief executive, and receiving clearance to deal from that director, committee or officer.

(c) The chief executive must not deal in any securities of the Company without first notifying the chairman and receiving clearance to deal from him or, if the chairman is not present, without first notifying the senior independent director, or a committee of the board or other officer of the Company nominated for that purpose by the chairman, and receiving clearance to deal from that director, committee or officer.

(d) If the role of chairman and chief executive are combined, that person must not deal in any securities of the Company without first notifying the board and receiving clearance to deal from the board.

(e) Restricted persons (who are not directors) must not deal in any securities of the Company without first notifying the Company secretary or a designated director and receiving clearance to deal from him.

6.2 A response to a request for clearance to deal must be given to the relevant restricted person within five business days of the request being made.

6.3 The Company must maintain a record of the response to any dealing request made by a restricted person and of any clearance given. A copy of the response and clearance (if any) must be given to the restricted person concerned.

6.4 A restricted person who is given clearance to deal in accordance with paragraph 5 must deal as soon as possible and in any event within two business days of clearance being received.

6.5 A restricted person who has been refused clearance to deal in their own name cannot deal through any of their connected persons.

7 Circumstances for refusal

7.1 A restricted person must not be given clearance to deal in any securities of the Company:

(a) during a prohibited period; or

(b) on considerations of a short term nature. An investment with a maturity of one year or less will always be considered to be of a short term nature.

DEALINGS PERMITTED DURING A PROHIBITED PERIOD

8 Dealing in exceptional circumstances

8.1 A restricted person, who is not in possession of inside information in relation to the Company, may be given clearance to deal if he is in severe financial difficulty or there are other exceptional circumstances. Clearance may be given for such a person to sell (but not purchase) securities of the Company when he would otherwise be prohibited by this Share Dealing Code from doing so. The determination of whether the person in question is in severe financial difficulty or whether there are other exceptional circumstances can only be made by the chairman of the Company and the Company secretary or by a director designated for this purpose.

8.2 A person may be in severe financial difficulty if he has a pressing financial commitment that cannot be satisfied otherwise than by selling the relevant securities of the Company. A liability of such a person to pay tax would not normally constitute severe financial difficulty unless the person has no other means of satisfying the liability. A circumstance will be considered exceptional if the person in question is required by a court order to transfer or sell the securities of the Company or there is some other overriding legal requirement for him to do so.

8.3 The FSA should be consulted at an early stage regarding any application by a restricted person to deal in exceptional circumstances.

9 Awards of securities and options

9.1 The grant of options by the board of directors under an employees' share scheme to individuals who are not restricted persons may be permitted during a prohibited period if such grant could not reasonably be made at another time and failure to make the grant would be likely to indicate that the Company was in a prohibited period.

9.2 The award by the Company of securities, the grant of options and the grant of rights (or other interests) to acquire securities of the Company to restricted persons is permitted in a prohibited period if:

(a) the award or grant is made under the terms of an employees' share scheme and the scheme was not introduced or amended during the relevant prohibited period; and

(b) either:

(i) the terms of such employees' share scheme set out the timing of the award or grant and such terms have either previously been approved by shareholders or summarised or described in a document sent to shareholders, or

(ii) the timing of the award or grant is in accordance with the timing of previous awards or grants under the scheme; and

(c) the terms of the employees' share scheme set out the amount or value of the award or grant or the basis on which the amount or value of the award or grant is calculated and do not allow the exercise of discretion; and

(d) the failure to make the award or grant would be likely to indicate that the Company is in a prohibited period.

10 Exercise of options

10.1 Where a Company has been in an exceptionally long prohibited period or the Company has had a number of consecutive prohibited periods, clearance may be given to allow the exercise of an option or right under an employees' share scheme, or the conversion of a convertible security, where the final date for the exercise of such option or right, or conversion of such security, falls during a prohibited period and the restricted person could not reasonably have been expected to exercise it at a time when he was free to deal.

10.2 Where the exercise or conversion is permitted pursuant to paragraph 10.1, clearance may not be given for the sale of the securities of the Company acquired pursuant to such exercise or conversion including the sale of sufficient securities of the Company to fund the costs of the exercise or conversion and/or any tax liability arising from the exercise or conversion unless a binding undertaking to do so was entered into when the Company was not in a prohibited period.

11 Qualification shares

11.1 Clearance may be given to allow a director to acquire qualification shares where, under the Company's constitution, the final date for acquiring such shares falls during a prohibited period and the director could not reasonably have been expected to acquire those shares at another time.

12 Saving schemes

12.1 A restricted person may enter into a scheme under which only the securities of the Company are purchased pursuant to a regular standing order or direct debit or by regular deduction from the person's salary, or where such securities are acquired by way of a standing election to re-invest dividends or other distributions received, or are acquired as part payment of the person's remuneration without regard to the provisions of this Share Dealing Code, if the following provisions are complied with:

(a) the restricted person does not enter into the scheme during a prohibited period, unless the scheme involves the part payment of remuneration in the form of securities of the Company and is entered into upon the commencement of the person's employment or in the case of a non-executive director his appointment to the board;

(b) the restricted person does not carry out the purchase of the securities of the Company under the scheme during a prohibited period, unless the restricted person entered into the scheme at a time when the Company was not in a prohibited period and that person is irrevocably bound under the terms of the scheme to carry out a purchase of securities of the Company (which may include the first purchase under the scheme) at a fixed point in time which falls in a prohibited period;

(c) the restricted person does not cancel or vary the terms of his participation, or carry out sales of securities of the Company within the scheme during a prohibited period; and

(d) before entering into the scheme, cancelling the scheme or varying the terms of his participation or carrying out sales of the securities of the Company within the scheme, the restricted person obtains clearance in accordance with paragraph 5.

13 Acting as a trustee

13.1 Where a restricted person is acting as a trustee, dealing in the securities of the Company by that trust is permitted during a prohibited period where:

(a) the restricted person is not a beneficiary of the trust; and

(b) the decision to deal is taken by the other trustees or by investment managers on behalf of the trustees independently of the restricted person.

13.2 The other trustees or investment managers acting on behalf of the trustees can be assumed to have acted independently where the decision to deal:

(a) was taken without consultation with, or other involvement of, the restricted person; or

(b) was delegated to a committee of which the restricted person is not a member.

14 Dealing by connected persons and investment managers

14.1 A restricted person must take reasonable steps to prevent any dealings by or on behalf of any connected person of his in any securities of the Company on considerations of a short term nature.

14.2 A restricted person must seek to prohibit any dealings in the securities of the Company during a close period:

(a) by or on behalf of any connected person of his; or

(b) by an investment manager on his behalf or on behalf of any person connected with him where either he or any person connected has funds under management with that investment fund manager, whether or not discretionary (save as provided by paragraphs 11.1 and 12.1).

14.3 A restricted person must advise all of his connected persons and investment managers acting on his behalf:

(a) of the name of the listed Company within which he is a restricted person;

(b) of the close periods during which they cannot deal in the securities of the Company; and

(c) that they must advise the listed Company immediately after they have dealt in securities of the Company.

15 Dealing under a trading plan

15.1 A restricted person may deal in securities of a Company pursuant to a trading plan if clearance has first been given in accordance with paragraph 6 of this Share Dealing Code to the person entering into the plan and to any amendment to the plan. A restricted person must not cancel a trading plan unless clearance has first been given in accordance with paragraph 6 of this Share Dealing Code for its cancellation.

15.2 A restricted person must not enter into a trading plan or amend a trading plan during a prohibited period and clearance under paragraph 6 of this Share Dealing Code must not be given during a prohibited period to the entering into, or amendment of, a trading plan. Clearance under

paragraph 6 of this Share Dealing Code may be given during a prohibited period to the cancellation of a trading plan but only in the exceptional circumstances referred to in paragraphs 7.1 and 7.2 of this Share Dealing Code.

15.3 A restricted person may deal in securities of a Company during a prohibited period pursuant to a trading plan if:

(a) the trading plan was entered into before the prohibited period;

(b) clearance under paragraph 6 of this Share Dealing Code has been given to the person entering into the trading plan and to any amendment to the trading plan before the prohibited period; and

(c) the trading plan does not permit the restricted person to exercise any influence or discretion over how, when, or whether to effect dealings.

15.4 Where a transaction occurs in accordance with a trading plan, the restricted person must notify the Company at the same time as he makes the notification required by the FSA's Disclosure and Transparency Rules (DTR 3.1.2R) of:

(a) the fact that the transaction occurred in accordance with a trading plan; and

(b) the date on which the relevant trading plan was entered into.